EXHIBIT 12.1

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

Statement of Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended	Years Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Earnings:
Net income (loss) from continuing operations, pretax	$15,150,204	$53,428,814	$93,048,490	$21,298,737	$15,586,859	$(37,279,758)
Add (Subtract):
(Income) loss from Equity Affiliates	(6,264,543)	(12,300,516)	(248,658)	204,475	697,856	(3,671,386)
Distributions from Equity Affiliates	2,673,106	5,622,944	9,256,730	176,777	428,471	4,633,707
Fixed charges	26,310,508	50,624,510	49,238,543	43,544,166	42,372,781	52,716,944
Income before fixed charges	$37,869,275	$97,375,752	$151,295,105	$65,224,155	$59,085,967	$16,399,507

Fixed charges:
Interest expense	$26,310,508	$50,624,510	$49,238,543	$43,544,166	$42,372,781	$52,716,944
Total fixed charges	$26,310,508	$50,624,510	$49,238,543	$43,544,166	$42,372,781	$52,716,944

Ratio of earnings to fixed charges	1.4	1.9	3.1	1.5	1.4	—

Deficiency	$—	$—	$—	$—	$—	$36,317,437